FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Communication, dated June 25, 2007, regarding the payment of a dividend for the earnings for the 2007 financial year.

Item 1
MATERIAL FACT
Banco Santander Central Hispano, S.A. hereby advises that as of 1st August next it will pay a dividend on account of the earnings for the 2007 financial year for a gross amount per share of 0.12294 euros. This dividend is 15% higher than that paid in August 2006 as a first interim dividend on account of the earnings for 2006. On the aforementioned date, Wednesday 1st August, the Bank’s share will already trade ex-dividend.
Boadilla del Monte (Madrid), 25th June 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: June 25, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President